Exhibit 99.2



                    ATTACHMENTS 77B AND 77H


     On November 24, 1997, Heartland Capital Management, Inc.
("Heartland"), the Registrant's investment adviser, was acquired by Fifth Third Bancorp.

     At a special meeting of shareholders of the Registrant on November 4, 1997, the shareholders approved, in connection with the proposed acquisition, a new investment advisory agreement between the Registrant and Heartland. There were 391,932.798 votes in favor of approval of the new agreement and 5,125.627 votes against.